[Picture of a Pamida Store, with Pharmacy]
1999 ANNUAL REPORT
                            [Picture of a farmstead]
                     [Picture of a small town main street]

                           "A Retail Growth Strategy"

                   [Picture of "Pamida Hometown Values" logo]

PAMIDA HOLDINGS CORPORATION


PAMIDA HOLDINGS CORPORATION (ASE:PAM), through its principal subsidiary, Pamida, Inc., currently operates 147 retail stores in 15 Midwestern, North Central and Rocky Mountain states.

Pamida executes a location strategy which offers consumers in small, rural communities convenient one-stop shopping. A typical store carries a broad assortment of value-priced hardlines and softlines merchandise as well as consumables and a pharmacy.

For more information about Pamida, visit our web site at www.pamida.com.

                       [Map of Pamida's store locations]
                   [Picture of "Pamida Hometown Values" logo]

Table of Contents

1. Key Accomplishments & Financial Highlights
2. Chairman's Letter
4. The Pamida "Road Show"
9. Financial Statements and Notes

KEY ACCOMPLISHMENTS IN FISCAL 1999

* Achieved a solid 3% comparable-store-sales increase over the prior year and an average sales ticket now exceeding $20 per transaction.

* Developed and opened a new 35,000 square foot prototype store, featuring a pantry and designed to accommodate a drive-through pharmacy.

*  Added  62   in-store   pantries   featuring   an   expanded   assortment   of
   traffic-driving consumable merchandise.

*  Added ten in-store pharmacies, increasing the total to 54.

* Overcame a challenging merchandising system implementation, thereby enhancing our ability to compete and grow.

* Added a $25 million real estate borrowing facility to a new committed line of credit to support the development of up to 15 new stores during fiscal 2000.

* Continued to add shareholder value by increasing normalized EPS(a) from $0.28 last year to $0.50 this year - a 79% increase.

(a) Adjusted for extraordinary items and taxes.


                             [FINANCIAL HIGHLIGHTS]

              (Dollar amounts in thousands - except per share data)

                                                              Fiscal Year Ended
                                                     ------------------------------------
                                                     January 31,  February 1,  February 2,
                                                       1999          1998         1997
                                                     ----------   ----------   ----------
Number of stores at fiscal year end                         147          148          148
Sales                                                $  672,394   $  657,017   $  633,189
  Comparable store sales % increase (decrease)              3.0%         4.0%       (2.6)%
Gross profit percent to sales                              24.9%        24.6%        24.3%
Selling, general and administrative expenses
  percent to sales                                         20.0%        19.5%        19.7%
FIFO EBITDA                                              46,498       46,178       41,631
Income (loss) before extraordinary
  items and taxes                                         7,433        3,286         (796)
Net income (loss) available for
common shares                                             4,546        5,370       (1,187)

Composition of diluted net income (loss) per share:
  Income (loss) available for common shares before
    extraordinary items and preferred
    stock reclassification                           $     0.50   $     0.49   $    (0.24)
Extraordinary items
                                                              -         0.29            -
Effect of preferred stock
  reclassification                                            -         0.13            -
                                                     ----------   ----------   ----------
Diluted net income (loss) per share                  $     0.50   $     0.91   $    (0.24)
                                                     ==========   ==========   ==========
Weighted average number of diluted shares
  outstanding                                             9,094        5,875        5,005



[Three graphs displaying the following information:


                                        1997     1998     1999
                                        ----     ----     ----
Sales ($ in millions)                   $633     $657     $672
FIFO EBITDA ($ in millions)               42       46       46
Income Before Extraordinary
  Items and Taxes ($ in millions)         (1)       3       7]

To Our Shareholders and Business Partners

     FISCAL 1999 was a year of contrast. In strengthening Pamida for the future, we were able to log many important achievements. However, we also had to deal with some unexpected as well as expected challenges. Overall, we produced a respectable year, highlighted by a solid 3% comparable store-sales increase and a 79% increase in earnings per share, when normalized for extraordinary items and assuming normal tax rates.

                           [Corporate structure graph]


     As depicted in the adjacent illustration, the secret to long-term success in any business venture is to find the proper balance between the interests of customers, employees, business partners, and investors. During my six-year tenure at Pamida, this has become our single most important goal. Achieving that goal has been and continues to be a challenging task, since striking the proper balance depends on a solid strategy, access to growth capital and a modern, efficient operating model. All of this, of course, has to be accomplished in a highly competitive environment.

     The most significant difference between Pamida and the other remaining regional general merchandisers is our strategy. Pamida's strategy -- TO BE THE LEADING RETAILER IN SMALL-TOWN AMERICA -- is as fundamentally sound as any in retail today. This strategy allows us to successfully compete and co-exist with national competition - an arena where other regional retailers have struggled and often failed.

     Quite simply, we strive to serve customers in small, rural hometowns and want to be their number one choice for general merchandise, consumables and pharmacy needs. In 80% of our markets, we are the only major general merchandise retailer within 15 miles of the nearest national competition. To serve these special customers, one has to understand them, and our team members do. Frankly, stink bait and winter boots are more important to our customers than caviar and Belgian loafers.

     Our customers also insist on a broad assortment for good selection. We have worked diligently to meet their needs and desires. For example, during fiscal 1999 we added 62 in-store pantries, which carry up to an additional 700 stock keeping units (SKUs) of traffic-driving consumables, and ten new pharmacies.

     We have invested heavily in our strategy - over $79 million in the last five years with $37 million more planned this year. All of these investments, whether in supply chain, computer systems or new stores, were targeted to improve the efficiency and execution of our operating model. Even though Pamida is 36 years old, by the end of this fiscal year nearly 40% of our stores will be less than five years old.

     In addition to investing heavily in new stores - that is, in the front-line of customer service - we also have invested heavily in our information systems to better support all facets of the company's business. Our team members, through great personal sacrifice, commitment, dedication and perseverance, have transitioned Pamida from an antiquated main-frame based computer system to modern, scaleable client-server based information technology systems. Our new systems not only enable us to serve our existing customers more effectively but also will allow us to grow and expand our operating model into new markets. In fact, we plan to add up to 15 new stores in new markets during our fiscal year ending January 2000.

     However, while we have one of the best strategies in retail today and a strong operating model supported by state-of-the-art systems, Pamida is still a highly leveraged company. To harvest our true potential, we need to strengthen our capital structure by attracting fresh equity capital. While our strong cash flow allows for a moderate investment in new store growth in future years, today's retail environment requires even faster growth and increased size to remain competitive. With this in mind, we have established our objectives for Fiscal 2000. We plan to:


* STRENGTHEN OUR CAPITAL STRUCTURE to enhance and accelerate our ability to grow. We will explore and evaluate all alternatives for accessing new capital to expeditiously expand our operating model to new markets. In today's retail environment, time is of the essence!

* Concentrate on PERFECTING OUR SYSTEMS' UTILIZATION AND OPERATIONAL EXECUTION to drive our top and bottom lines.

*  Open up to 15 NEW STORES in new markets.

* Add 10 NEW PHARMACIES, bringing our total pharmacy count to 64. Expand our very successful in-store pantry concept, featuring a broader assortment of high traffic, repeat business consumables, into 42 additional stores by mid-year. This will increase our TOTAL PANTRY COUNT TO 120. Our customers are demanding broader assortments and expanded selection, and we are eager to meet this demand!

* Commit $20 MILLION IN CAPITAL EXPENDITURES plus $17 million in new store development investments to these efforts.

     In the pages to follow, we have included a Pamida "Road Show", detailing further who we are and where we plan to go. We know that you understand the Pamida Story. Help us spread the word! Thank you for your support.

Wishing the best to you and your family,


                         [Picture of Steven S. Fishman]


                        [Signature of Steven S. Fishman]

Steven S. Fishman
Chairman, Chief Executive Officer and President

                             THE PAMIDA "ROAD SHOW"
--------------------------------------------------------------------------------

Over the last year, we have traveled to many locations across the country to communicate the Pamida Story to analysts, investment managers and other interested constituents. We want to share this "Road Show" presentation with you.

PRESENTATION TOPICS
                         *  History
                         *  Strategy
                         *  Investments in Strategy
                              *  Stores
                              *  Systems
                              *  Supply Chain
                         *  Merchandising
                         *  Marketing
                         *  Vendor Partnerships
                         *  Financial Highlights
                         *  Future Course

ANCIENT HISTORY

     Founded in 1963 and named after its founder's three sons (PAtrick, MIchael, and DAvid), the company has undergone a number of ownership and capital structure changes.

["Ancient History" slide with content as follows:
*  1963        DJ Witherspoon founded Pamida
*  1981        Company sold to employees-ESOP
*  1986        Reverse ESOP/Leveraged buyout
*  1989/1992   Increasing Competition
*  1990        Public Equity Offering - AMEX
*  1993        $140 million Public Debt Offering]

MODERN HISTORY

The current management team began joining the company when Steve Fishman arrived in 1993. Management's charge: Save and reinvigorate Pamida. Since then, change and a new urgency to satisfy the customer have been the credo of the company.

["Modern History" slide with content as follows:
*  1993        Steve Fishman Joins Pamida
*  1994        New Management Team
               New Prototype Store
               "Hometown Values" Theme
*  1996        Closed 40 Underperforming Stores
               Goodwill Write-off
*  1997/1998   Commenced Strengthening of Capital Structure]

STRATEGY

Pamida's strategy is as valid today as it was when the company was founded 36 years ago. However, today's customers are more demanding, and competition requires superior execution to earn our customers' trust.

["Small Town Strategy" slide with content as follows:
*  36 years of experience in small rural markets
* Convenient location combined with consistent in-stock position and excellent value
*  17,000 Basic SKUs / 35,000 total SKUs
*  Typical new trade area characteristics:
     *  Primary mass merchandiser within 15 mile radius
     *  Less than 15,000 population in trade area
     *  Economic capacity to support a $5 million store]

COMPETITIVE PROFILE

Our competitive market profile illustrates Pamida's return to its roots in executing its small-town, less competitive market strategy.


["Competitive Market Profile" slide with content as follows:
                               Fiscal Year Ended
                               1/31/93     1/31/99
Competitor Stores                  100          37
PAMIDA
Total Stores                       178         147
Competitive Markets                (75)        (29)
                                   ---         ---
Less-Competitive Markets           103         118
% Less-Competitive Markets          58%         80%]

INVESTMENTS IN STORES

Over $116 million have been channeled into strategic investments under the new management team. Emphasis was placed on new stores and new systems.

["New Prototype Stores" slide with content as follows:
          Fiscal Year              # of Stores
          1994                              2
          1995                             17
          1996                             10
          1997                              9
          1998                              3
          1999                              6
          2000 Plan                        15
                                          ---
          Newer Prototypes                 62
          Total Planned Stores            161
          % of Chain                       39%]

INVESTMENTS IN SYSTEMS

Best of Breed systems were installed and integrated to enable Pamida to move from antiquated mainframe technology to an environment comparable to integrated Enterprise Resource Planning (ERP) architecture.

["Systems Reengineering" slide with content as follows:
*  POS Scanning
*  SKU Level Inventory
*  Manugistics Transportation Optimization
*  Catalyst Warehouse Management Package
*  Retek Merchandise Management
*  Min/Max Automatic Replenishment
*  Arthur Planning and Budgeting
*  PeopleSoft Financial Systems
*  PeopleSoft HR & Payroll Systems]

INVESTMENTS IN SUPPLY CHAIN

Pamida's small, rural market strategy produces lower inventory turns, which requires a break-case distribution center operation that can quickly and accurately pick over 10 million individual items per year in addition to processing nearly 10 million full cases per year. In light of the stores' remote locations and moderate inventory turnover, replenishment usually takes place once per week. The Lebanon, Indiana distribution center can be doubled in size to accommodate anticipated growth.

["Distribution Centers" slide with content as follows:
                       Size
                  ---------------
Omaha Complex     617,000 sq. ft.
Lebanon, IN*      200,000 sq. ft.
                  ---------------
Total             817,000 sq. ft.
  *Expandable to 400,000 sq. ft.]

MERCHANDISING

Our merchandising focus is the direct result of listening to our customers.

["Our Customers Tell Us" slide with content as follows:
*  Be in stock
*  Provide breadth of assortment
*  Offer great value]

MERCHANDISE ASSORTMENT PROFILE

Pamida's assortment is a reflection of its customers' needs and desires.

["Merchandise Assortment Profile" slide with content as follows:
*  Hardlines  71%
*  Softlines  22%
*  Pharmacies  7%
*  Centered on nationally branded products
*  Mix tailored to specific markets
*  Targeted initiatives
     *  Pantries
     *  Pharmacies]

MARKETING

Pamida's tag line, "HOMETOWN VALUES", communicates a commitment to the communities in which our stores are located. We reinforce this commitment through weekly advertising circulars featuring great prices and highlighting especially attractive "Hometown Values".

["Advertising Profile" slide with content as follows:
* 52 weekly circulars and 11 supplemental ads distributed to 1.7 million households per week
*  79% of households read Pamida's ads
*  Ad sales = 35% of total sales; therefore, 65% of sales at regular prices
*  Average customer shops at Pamida 34 times per year
*  Average Sales Ticket is greater than $20]

VENDOR PARTNERSHIPS

We offer our over 2,400 active vendor partners an opportunity to reach a unique market segment.

["Vendor Partnerships" slide with content as follows:
*  Pamida provides access to markets not served by others
* We partner with those vendors who seek unique marketing channels and who support our business
* Pamida expects vendors to meet the same performance standards imposed by national chains]

FINANCIAL HIGHLIGHTS

At nearly 7%, Pamida's EBITDA as a percent of sales puts Pamida in an elite class with Target, Shopko and Wal-Mart. Normalized EPS show a positive trend.

["Financial Highlights" slide with content as follows:
*  EBITDA as % sales = 6.9%
*  Normalize EPS(a) Growth
     Fiscal 1997  $(0.18)
     Fiscal 1998  $ 0.28
     Fiscal 1999  $ 0.50
     (a) Adjusted for extraordinary items & taxes

*  Strengthened Balance Sheet]

FUTURE COURSE

Our future course is clear!

["Future Course" slide with content as follows:
*  Grow comparable store sales
*  Access growth capital
*  Aggressively add new stores in new markets
*  Execute targeted initiatives
     *  Pantries
     *  Pharmacies]

  [Picture of pantry aisle of Pamida store with inset of customer in pharmacy]



                   PAMIDA HOLDINGS CORPORATION AND SUBSIDIARY
                      SELECTED CONSOLIDATED FINANCIAL DATA
   (AMOUNTS IN THOUSANDS - EXCEPT PER SHARE, NUMBER OF SHARES AND OTHER DATA)

                                                                       FISCAL YEAR ENDED
                                                --------------------------------------------------------------
                                                January 31,  February 1,  February 2,  January 28,  January 29,
                                                    1999        1998        1997 (1)      1996          1995
INCOME STATEMENT DATA:
  Sales......................................   $  672,394   $  657,017   $  633,189   $  736,315   $  711,019

  Gross profit...............................      167,568      161,935      154,090      177,688      177,367
  Selling, general and
    administrative expenses..................      134,288      128,436      124,429      150,102      142,689
  Interest expense...........................       25,847       30,213       30,457       30,520       28,263
  Long-lived asset write-off                             -            -            -       78,551            -
  Store closing costs........................            -            -            -       21,397            -
                                                ----------   ----------   ----------   ----------   ----------
  Income (loss) before provision for income
    taxes and extraordinary item.............        7,433        3,286         (796)    (102,882)       6,415
  Income tax  provision (benefit)............        2,887            -            -       (7,863)       3,500
                                                ----------   ----------   ----------   ----------   ----------

  Income (loss) before extraordinary item....        4,546        3,286         (796)     (95,019)       2,915
  Extraordinary item.........................            -        1,735            -          371            -
                                                ----------   ----------   ----------   ----------   ----------

  Net income (loss) .........................        4,546        5,021         (796)     (94,648)       2,915
  Effect of preferred stock reclassification.            -          756            -            -            -

  Less preferred dividends
    and discount amortization................            -         (407)        (391)        (362)        (361)
                                                ----------   ----------   ----------   ----------   ----------

  Net income (loss) available
    for common shares........................   $    4,546   $    5,370   $   (1,187)  $  (95,010)  $    2,554
                                                ==========   ==========   ==========   ==========   ==========

  Weighted average number of basic shares
    outstanding..............................    9,046,410    5,843,441    5,004,942    5,002,853    4,999,984
  Weighted average number of diluted shares
    outstanding..............................    9,094,194    5,875,463    5,004,942    5,002,853    5,039,684

  Basic net income (loss) per share:
  Income (loss) before extraordinary item....   $      .50   $      .62   $     (.24)  $   (19.07)  $      .51
  Extraordinary item.........................            -          .30            -          .08            -
                                                ----------   ----------   ----------   ----------   ----------
  Basic income (loss)........................   $      .50   $      .92   $     (.24)  $   (18.99)  $      .51
                                                ==========   ==========   ==========   ==========   ==========
  Diluted net income (loss) per share:
  Income (loss) before extraordinary item....   $      .50   $      .62   $     (.24)  $   (19.07)   $     .51
  Extraordinary item.........................            -          .29            -          .08            -
                                                ----------   ----------   ----------   ----------   ----------
  Diluted income (loss)......................   $      .50   $      .91   $     (.24)  $   (18.99)  $      .51
                                                ==========   ==========   ==========   ==========   ==========

BALANCE SHEET DATA:
  Working capital............................   $   43,329   $   37,421   $   28,673   $   34,082   $   46,725
  Total assets...............................      298,215      260,081      269,188      258,525      354,367
  Long-term debt (less current portion)......      140,242      140,289      168,000      163,746      162,505
  Obligations under capital leases (less
    current portion).........................       35,925       32,156       33,999       36,559       43,050
  Redeemable preferred stock.................            -            -        1,875        1,826        1,779
  Stockholders' (deficit) equity.............      (47,539)     (52,275)     (87,303)     (86,116)       8,876

OTHER DATA:
  Team members...............................        6,000        5,600        5,700        7,200        7,200
  Number of stores...........................          147          148          148          184          184
  Retail square feet (in millions)...........         4.45         4.41         4.35         5.22         5.09
(1) Represents a 53-week year.

                   PAMIDA HOLDINGS CORPORATION AND SUBSIDIARY
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                          (DOLLAR AMOUNTS IN THOUSANDS)


YEAR ENDED JANUARY 31, 1999 COMPARED TO YEAR ENDED FEBRUARY 1, 1998


     SALES - Total sales during fiscal 1999 increased by $15,377, or 2.3%, from 1998. During fiscal 1999, sales in comparable stores increased by $18,826, or 3.0%. During fiscal 1999, the Company opened six new stores, of which four are located in new markets and two were relocations; the Company also closed seven stores during fiscal 1999, resulting in a net increase in selling area during the fiscal year of approximately 43,000 square feet. At January 31, 1999, the Company had a total of approximately 4,451,000 square feet of sales area.

     Sales during the second half of the year were adversely affected by economic weaknesses in the agricultural communities in which many of the Company's stores are located. Also, unseasonably warm weather during much of the fall and early winter season further tempered sales, especially in the winter clothing and other seasonal sales categories. The Company's in-stock position in basic merchandise suffered during the third quarter and the early part of the fourth quarter due to implementation issues related to a comprehensive new merchandising and inventory replenishment system installed late in the second quarter. Sales increased dramatically during the period from Christmas to the end of the fiscal year due to improved in-stock positions and normal seasonal weather conditions.

     The Company experienced sales increases in many merchandise categories during fiscal 1999. The most significant increases occurred in pharmacy and prescriptions, which increased 27.4% or $10,685, and in the yarns and crafts, lawn and garden, bath and floor care, pet supplies and furniture categories which increased by lesser amounts. Other categories experiencing gains were athletic shoes, boys' toys, bedding, grocery, beauty aids, audio and video, junior apparel, appliances, team sports and electronics. The Company experienced sales decreases in several categories. The largest dollar decreases were in the automotive, hosiery, paint and electric, paper and cleaning, misses apparel and infants and toddlers categories.

     During  the  third  quarter,   the  Company   converted  a  former  general
merchandise store, which had substantial direct competition from a national discount chain store, to a "Heartland Home Furnishings" (Heartland) store, which sells furniture, rugs, lamps, accessories and other home furnishings items. This new concept is currently being tested as a potential alternative use for certain of the Company's general merchandise store properties which are not performing to management's standards. The Company plans to open four additional Heartland stores in the first quarter of fiscal 2000 and will consider a very limited number of additional Heartland stores during the year. The Company will continue to assess the results of this test concept on a going forward basis, and there can be no assurance that the Company will either continue or expand this retail store concept.

     GROSS PROFIT - Gross profit for fiscal 1999 increased by $5,633, or 3.5%, compared to fiscal 1998. As a percent of sales, gross profit improved to 24.9% from 24.6%. The Company's merchandise gross margin as a percent of sales increased to 27.9% in fiscal 1999 from 27.6% in fiscal 1998. Total warehouse and distribution costs amounted to 2.9% of sales compared to 2.8% last year. Markdowns were substantially lower for the year due to lower inventory in most softlines categories, especially in fashions and other categories which have higher potential for markdowns. The Company also implemented more competitive pricing on many softlines goods which also contributed to a reduced need for markdowns due to greater sell-through. Most sales categories experienced increases in gross margin dollars for the year. Categories with the largest increases in gross margin dollars were pharmacy and prescriptions, groceries, yarns and crafts, housewares, junior apparel, beauty aids, pet supplies and furniture. The largest dollar decreases in gross margin were in the automotive, hosiery, misses apparel, cameras and candy categories.

     SELLING, GENERAL AND ADMINISTRATIVE (SG&A) expense increased $5,852, or 4.6%, to $134,288 in fiscal 1999 from $128,436 in fiscal 1998. As a percentage of sales, SG&A expense increased to 20.0% from 19.5% last year. Over half of the total net increase in SG&A expense for the year was attributable to higher store payroll due primarily to normal wage increases and the effects of federally mandated minimum wage increases. Corporate general and administrative costs increased by $1,859, or 6.6%, due primarily to increased depreciation and amortization costs related to financial and merchandising systems implemented within the last year. General and administrative payroll also increased with the largest increase being incurred in the information systems area to support the implementation and maintenance of the various new systems which have been, and are being, implemented. Store controllable expenses increased $1,558, or 8.2%. The largest increases in these expenses related to supplies, janitorial costs and charge card fees. Advertising expenses increased $1,468, or 14.0%, due to a significant increase in the number and cost of special advertising events and increased costs of advertising circulars. Store fixed costs increased $813, or 3.2%, primarily due to the effect of higher costs of new store locations. These increases in costs were offset by other income which increased by approximately $2,685 and included: 1) the favorable settlement of a lawsuit related to pharmacy operations which netted $1,333 in income, 2) a gain on the sale of the Polson, Montana store property of $999, 3) the partial reversal of a reserve established in fiscal 1996 related to the 40 store closings at that time totaling $535 to reflect the impact of the planned conversion of two of the leased properties to Heartland stores in fiscal 2000 and 4) the partial reversal of a reserve established in fiscal 1998 for a long-term incentive plan, the value of which is determined by the trading price of the stock, totaling $575 to reflect the liability indicated by the actual price of the common stock at year end.

     INTEREST expense decreased by $4,366, or 14.5%, for fiscal 1999 compared to fiscal 1998. As described in Note L to the financial statements, the decrease in interest expense for fiscal 1999 was primarily attributable to the payment of certain promissory notes of the Company with common stock in November 1997, thereby relieving the Company of the quarterly compounding interest obligation which had previously been paid in kind. In fiscal 1998 total interest expense related to these promissory notes totaled $3,974. In addition, interest expense related to the revolving line of credit decreased by $859 in fiscal 1999 compared to fiscal 1998 due to lower average borrowings, especially during the early part of fiscal 1999, and reduced interest rates. These decreases in expense were offset somewhat by higher interest expense related to capital leases.

     INCOME TAX PROVISION - In fiscal 1999, income taxes were recorded at a 38.8% effective tax rate. The Company's loss carryforwards from store closing charges recorded in fiscal 1996 were utilized in the fourth quarter of fiscal 1998 to completely offset income taxes from normal operating activities of the Company and to reduce income taxes related to the promissory note repayment and preferred stock reclassification transactions which were consummated on November 18, 1997. The Company expects that operations in the future will continue to be taxable at a normal tax rate.


YEAR ENDED FEBRUARY 1, 1998 COMPARED TO YEAR ENDED FEBRUARY 2, 1997


     SALES - Total sales during the 52-week fiscal 1998 period increased by $23,828, or 3.8%, from the 53-week fiscal 1997 period. On a 52 to 52-week basis, total net sales increased by 5.2%. During fiscal 1998, sales in comparable stores increased by $24,135, or 4.0%.

     During fiscal 1998, the Company opened three new stores, of which one is located in a new market and two were relocations; the Company also closed one store (which was replaced during fiscal 1999 by a new store in the same market), resulting in a net increase in selling area during the fiscal year of approximately 61,000 square feet and a year-end total of approximately 4,408,000 square feet.

     The Company experienced sales increases in most merchandise categories during fiscal 1998. The most significant increases occurred in pharmacy prescriptions, housewares, toys, athletic shoes and team sports apparel. Other categories experiencing gains were stationery, sporting goods, appliances, paper and cleaning supplies and pet supplies. The Company experienced sales decreases in several categories. The largest dollar decreases were in the automotive, mens' fashion apparel, jewelry and watches and juniors' apparel categories.

     GROSS PROFIT - Gross profit for the 52-week fiscal 1998 period increased by $7,845, or 5.1%, compared to the 53-week fiscal 1997 period. As a percentage of sales, gross profit improved to 24.6% from 24.3%. The Company's merchandise gross margin as a percentage of sales decreased to 27.6% in fiscal 1998 from 27.8% in fiscal 1997. The decrease in merchandise gross margin percent of sales was offset by substantial expense reductions in the distribution and transportation areas made possible by operating efficiencies gained largely from a new distribution center management system implemented during fiscal 1997. During the prior fiscal year, the Company incurred higher than normal labor cost in its distribution centers due to implementation issues related to the distribution center management system. Total distribution and transportation costs amounted to 2.8% of sales compared to 3.3% last year.

     SELLING, GENERAL AND ADMINISTRATIVE (SG&A) expense increased $4,007, or 3.2%, to $128,436 in fiscal 1998 from $124,429 in fiscal 1997. As a percentage of sales, SG&A expense decreased to 19.5% from 19.7% last year. Most of the total net increase in SG&A expense for the year was attributable to higher corporate general and administrative expenses, primarily involving planned increases in payroll and incentive compensation expenses. Store occupancy costs increased by $989, but remained at 3.9% as a percentage of net sales for both fiscal 1998 and 1997. Store payroll costs and controllable costs decreased by $392 and $121, respectively, during fiscal 1998 as compared to last year. As a percentage of net sales, store payroll costs and controllable costs decreased from 8.0% to 7.7% and 3.0% to 2.9% for the fiscal periods ended 1998 and 1997, respectively.

     INTEREST expense decreased by $244, or 0.8%, for fiscal 1998 compared to fiscal 1997. As described in Note L to the financial statements, the decrease in interest expense for fiscal 1998 was attributable to the payment of certain promissory notes of the Company with common stock in November 1997, thereby relieving the Company of the quarterly compounding interest obligation which had previously been paid in kind. That decrease was offset in part by an increase in interest expense of approximately $900 related to higher outstanding balances on the revolving line of credit resulting from higher investments in basic inventory during the year as well as the funding of certain of the Company's information systems initiatives.

     INCOME TAX PROVISION - The Company's loss carryforwards from store closing charges recorded in fiscal 1996 were utilized during fiscal 1998 to completely offset income taxes from normal operating activities of the Company and to reduce income taxes related to the promissory note repayment and preferred stock reclassification transactions which are described in Note L to the financial statements. No income tax benefit on losses for fiscal 1997 was recorded as the Company could not establish, as of fiscal year end 1997, with a reasonable degree of certainty, the potential utilization of loss carryforwards.


LIQUIDITY AND CAPITAL RESOURCES

     The Company's business is seasonal with first quarter sales (February through April) being lower than sales during the other three quarters, while fourth quarter sales (November through January) have represented approximately 29% of the full year's retail sales in recent years and normally involve a greater proportion of higher margin sales.

     The Company has satisfied its seasonal liquidity requirements primarily through a combination of funds provided from operations and from a revolving credit facility. Funds used in operating activities totaled $5,734 in fiscal 1999, and funds provided by operating activities totaled $21,488 in fiscal 1998. Funds used in operations totaled $7,897 in fiscal 1997. The change in cash flow from operating activities from fiscal 1998 to fiscal 1999 was primarily the result of increases in inventory and other operating assets, offset somewhat by increases in accounts payable, primarily related to the Company's higher inventory levels. The positive change in cash flow from operating activities from fiscal 1997 to fiscal 1998 was primarily the result of improved operating results, a net decrease in inventory and increases in operating and tax liabilities.

     Pamida, Inc.'s (Pamida) committed Loan and Security Agreement (the Agreement) was amended and restated on July 2, 1998 and extended to July 2001. The amendment increased the maximum borrowing limit to $125,000 from $95,000 and reduced interest rate spreads by 75 basis points. The amended $125,000 facility includes a $25,000 supplemental facility primarily intended for real estate development activities, which the Company is using to accelerate its new store opening program in fiscal 2000.

     Borrowings under the Agreement bear interest at a rate which is tied to the prime rate (as defined) or the London Interbank Offered Rate (LIBOR), generally at Pamida's discretion. Included in the July 2, 1998 amendment to the Agreement were provisions substantially increasing the maximum permitted borrowings available to Pamida. The amounts Pamida is permitted to borrow are determined by a formula based upon the amount of Pamida's eligible inventory from time to time. Such borrowings are secured by security interests in all of the current assets (including inventory) of Pamida and by liens on certain real estate interests and other property of Pamida. The Company and two subsidiaries of Pamida have guaranteed the payment and performance of Pamida's obligations under the Agreement and have pledged some or all of their respective assets, including the stock of Pamida owned by the Company, to secure such guarantees.

     The Agreement contains provisions imposing operating and financial restrictions on the Company. The Agreement requires the achievement of specified minimum amounts of cash flow (as defined). Other restrictions in the Agreement and those provided under the Indenture relating to the Senior Subordinated Notes will affect, among other things, the ability of Pamida to incur additional indebtedness, pay dividends, repay indebtedness prior to its stated maturity, create liens, enter into leases, sell assets or engage in mergers or acquisitions, make capital expenditures and make investments. These covenants currently have not had an impact on the Company's ability to fully utilize the revolving credit facility. However, certain of the covenants, such as those which restrict the ability of the Company to incur indebtedness, engage in sale/leaseback transactions, or encumber its property, may at some future time, unless waived or amended, prevent the Company from pursuing its store expansion program at the rate that the Company desires.

     Obligations under the Agreement were $66,497 at January 31, 1999 and $45,194 at February 1, 1998. Included in this amount is $9,590 of borrowings under the $25,000 supplemental facility. Total unused borrowing availability under the Agreement as of January 31, 1999 totaled $49,568 compared to $31,288 at the end of the prior fiscal year. As noted above, this facility expires in July 2001, and the Company intends to refinance any outstanding balance by such date. Borrowings under the Agreement are senior to the Senior Subordinated Notes of Pamida. The Company had long-term debt and obligations under capital leases of $176,167 at January 31, 1999 and $172,445 at February 1, 1998. The Company's ability to satisfy scheduled principal and interest payments under such obligations in the ordinary course of business is dependent primarily upon the sufficiency of the Company's operating cash flow and refinancings. At January 31, 1999, the Company was in compliance with all covenants contained in its various financing agreements.

     The Company reclassified all preferred stock into common stock effective November 18, 1997. Accordingly, the Company had no remaining obligations related to the preferred stock as of the end of fiscal 1998. Since the Company conducts no operations of its own, prior to the November 18, 1997, reclassification of the preferred stock, the only cash requirement of the Company related to preferred stock dividends in the aggregate annual amount of approximately $316; and Pamida was expressly permitted under its then existing credit facilities to pay dividends to the Company to fund such preferred stock dividends. Because of the accumulated deficit which resulted primarily from the store closings and the write-off of goodwill and other long-lived assets recognized in the fourth quarter of fiscal 1996, applicable corporate law did not permit the Company or Pamida to declare or pay any cash dividends in fiscal 1999, 1998 and 1997.

     The Company made capital expenditures of $8,328 in fiscal 1999 compared to $6,654 during fiscal 1998. The Company also made expenditures of $6,435 and $3,848 in fiscal 1999 and 1998, respectively, related to information systems software. In addition, the Company incurred construction costs related to new stores opened during fiscal 1999 totaling $8,720. Capital expenditures and information systems software costs are expected to total approximately $20,000 in fiscal 2000. The Company expects to fund these expenditures from cash flow from its operations. The costs of buildings and land for new store locations are expected to be financed by operating or capital leases with unaffiliated landlords, as well as borrowings under the Agreement. The Company's expansion program also will require inventory of approximately $1,000 to $1,200 for each new market store, which the Company expects to finance through trade credit, borrowings under the Agreement and cash flow from operations. In the first half of fiscal 1999, the Company sold and leased back six store properties with net cash proceeds totaling $8,475. The leases are classified as capital and operating leases for four and two store properties, respectively. The annual lease payments for the six store properties for each of the next five years total $933. Proceeds from the sales were used to reduce outstanding indebtedness under the Company's revolving line of credit.

     The Company's cash flow from operations, along with the Agreement, should provide adequate resources to meet the Company's near-term liquidity requirements. On a long-term basis, the Company's expansion will require continued investments in store locations, distribution and infrastructure enhancements, systems and working capital. The Company expects to continue to finance these investments through cash flow from operations, leases from unaffiliated landlords, trade credit and borrowings under the Agreement. The Company is also exploring additional sources of funds which may include additional capital structure changes. Currently, it is not possible for the Company to predict with any certainty either the timing or the availability of such additional financing.


YEAR 2000 READINESS DISCLOSURE

     The information in this Year 2000 section is a Year 2000 Readiness Disclosure under the Year 2000 Information Readiness and Disclosure Act.

     The Company has developed and begun execution of a plan to mitigate the Company's exposure to risks emanating from computer software and hardware being potentially unable to properly process data beyond the calendar year 1999, which is commonly referred to as Year 2000 compliance. This plan includes addressing three major elements of risk both within, and external to, the Company: 1) information technology (IT) systems, 2) non-IT, or embedded technology, systems and 3) relationships with its key business partners. The plan is further divided into four phases related to each of the elements of risk: assessment, remediation planning, solutions implementation, and validation (testing) of compliance. The Company has substantially completed the assessment phase for all three elements and currently is at varying points of completion of the other phases as described more fully below.

INTERNAL CONSIDERATIONS:

     The Company's IT systems include proprietary and third-party software and related hardware as well as data and telephone networks. Since 1994, the Company has modernized its information technology by replacing five of its mission-critical legacy systems (inventory, distribution center management, logistics, store operations and financial systems) with purchased and leased software and hardware. While the primary impetus for replacing the legacy systems was to substantially improve each system's functionality, an additional expected benefit is that the new systems are designed to be Year 2000 compliant. The two most recent implementations, financial and inventory systems, are each approximately 85% complete. The remaining 15% of these projects is planned to be completed by the end of August 1999. The logistics, distribution center management and store operations systems implementations are complete and, as needed, will be upgraded further. The Company's other major system, human resources (including payroll processing), is being replaced currently and is planned for completion by the end of October 1999. Each of these systems has been certified as being Year 2000 compliant by the respective vendors.

     In addition to the aforementioned systems, the Company has numerous other systems applications and interfaces between systems which are maintained by the Company. Approximately 25% of these systems and interfaces have been modified to address the Year 2000 issue. Those remaining systems and interfaces which are believed to have potentially material adverse effects on the Company's operations or financial results in the event of failure are planned for necessary modifications to be completed and tested by July 1999. The hardware supporting these systems is planned to be replaced with Year 2000 compliant hardware before July 1999.

     The Company plans to extensively test its key operating systems and mission critical systems, through simulation of Year 2000 transactions, in the first half of 1999 and anticipates completion of the testing phase for all of the Company's software by October 1999.

     The Company has recently begun to address its non-IT systems, or embedded technology risks. While assessment is not yet complete, the Company plans to complete any necessary remediation by the end of July 1999. Validation is planned for completion by the end of October 1999.

EXTERNAL CONSIDERATIONS:

     The Company has identified its key business partners and will take prudent steps to assess their Year 2000 readiness and mitigate the risk if they are not prepared for the

Year 2000. Accordingly, the Company is participating in the International Mass Retail Association (IMRA) task force's efforts to obtain assurances from vendors and service providers related to their Year 2000 compliance. If certain vendors are unable to deliver product on a timely basis, due to their own Year 2000 issues, the Company anticipates there will be others who will be able to deliver similar goods. The Company also recognizes the risks to the Company if other key suppliers in utilities, communications, transportation, banking and government areas are not ready for the Year 2000, and therefore is beginning to develop contingency plans to mitigate the potential adverse effects of these risks, and intends to have such plans completed before December 1999.

COSTS RELATED TO YEAR 2000:

     The majority of the systems the Company has recently implemented, and those new systems yet to be implemented, have substantially improved functionality over the Company's legacy systems which they replace. Accordingly, most of the costs associated with these systems have been, and will continue to be, capitalized. Thus far in fiscal 1999, the Company has expensed less than $50 related directly to Year 2000 readiness, and prior to fiscal 1999 the amounts expensed were similarly immaterial. The cost of directly addressing Year 2000 compliance for legacy systems which are not planned to be replaced by new systems is being charged to expense as incurred and is expected to total approximately $500 to $1,000. All expenditures related to the Company's Year 2000 readiness initiatives will be funded by cash flow from operations and the Agreement and are included in the Company's operating plans.

SUMMARY:

     The Company anticipates that the most reasonably likely worst-case scenarios include, but are not limited to, loss of communications with stores, loss of electric power and other utility services, inability to process transactions or engage in normal business activity, and delayed receipt of merchandise from vendors. In planning for the most likely worst-case scenarios, the Company is addressing all three major elements in its plan. The Company believes its IT systems will be ready for the Year 2000, but the Company may experience some incidences of non-compliance. The Company plans to allocate internal resources and, if possible, retain dedicated consultants and vendor representatives to be ready to take action if these events occur. Development of contingency plans for non-IT systems is currently in process, and the Company is prepared to dedicate the required resources to carry out those plans for key non-IT systems, such as store and phone communications systems.

     In addition to the risks previously described, the Company must also be successful in retaining numerous key employees and external service providers involved with systems implementation and validation. Failure by the Company to complete implementation of all mission-critical systems, inability of the Company to properly address significant system interface issues or failure of the vendors of the aforementioned software and hardware to have eliminated the potential Year 2000 issues within the software and hardware could materially and adversely affect the Company's ability to execute various aspects of its operations, its ability to generate sales and ultimately its operations' financial results.

     Although the Company is taking the steps it deems reasonable to mitigate external Year 2000 issues, many elements of these risks, and the ability to definitively mitigate them, are outside the control the Company. Given the importance of certain key vendors and service providers, the inability of these business partners to provide their goods or services to the Company on a timely basis could also have material adverse effects on the Company's operations and financial results.


INFLATION

     The Company uses the LIFO method of inventory valuation in its financial statements; as a result, the cost of merchandise sold approximates current costs. The Company's rental expense is generally fixed except for some percentage rents and periodic rental adjustments.


FORWARD-LOOKING STATEMENTS

     This management's discussion and analysis contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "1995 Act"). Such statements are made in good faith by the Company pursuant to the safe-harbor provisions of the 1995 Act. In connection with these safe-harbor provisions, this management's discussion and analysis contains certain forward-looking statements which reflect management's current views and estimates of future economic circumstances, industry conditions, customer buying preferences and patterns, competitive conditions, Company performance, Year 2000 compliance and Company financial results. The statements are based on many assumptions and factors including sales results, expense levels, competition and interest rates as well as other risks and uncertainties inherent in the Company's business, capital structure and the retail industry in general. Any changes in these factors could result in significantly different results for the Company. Plans for new stores are subject to numerous contingencies discussed in the Company's Form 10-K Annual Report. The Company further cautions that the forward-looking information contained herein is not exhaustive or exclusive. The Company does not undertake to update any forward-looking statements which may be made from time to time by or on behalf of the Company.

                   PAMIDA HOLDINGS CORPORATION AND SUBSIDIARY
                          INDEPENDENT AUDITORS' REPORT



Board of Directors
Pamida Holdings Corporation
Omaha, Nebraska



     We have audited the accompanying consolidated balance sheets of Pamida Holdings Corporation and subsidiary as of January 31, 1999 and February 1, 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pamida Holdings Corporation and subsidiary as of January 31, 1999 and February 1, 1998, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1999 in conformity with generally accepted accounting principles.


/s/Deloitte & Touche LLP
Deloitte & Touche LLP

Omaha, Nebraska
March 9, 1999


                   PAMIDA HOLDINGS CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
             (DOLLAR AMOUNTS IN THOUSANDS) - EXCEPT PER SHARE DATA)


                                                                            Fiscal Year Ended
                                                                   ------------------------------------
                                                                   January 31,  February 1,  February 2,
                                                                      1999         1998         1997
                                                                   (52 weeks)   (52 Weeks)   (53 Weeks)
                                                                   ----------   ----------   ----------
Sales...........................................................   $  672,394   $  657,017   $  633,189
Cost of goods sold..............................................      504,826      495,082      479,099
                                                                   ----------   ----------   ----------
Gross profit....................................................      167,568      161,935      154,090
                                                                   ----------   ----------   ----------
Expenses:
  Selling, general and administrative...........................      134,288      128,436      124,429
  Interest......................................................       25,847       30,213       30,457
                                                                   ----------   ----------   ----------
                                                                      160,135      158,649      154,886
                                                                   ----------   ----------   ----------
Income (loss) before provision for income
  taxes and extraordinary item..................................        7,433        3,286         (796)
Income tax  provision...........................................        2,887            -            -
                                                                   ----------   ----------   ----------
Income (loss) before extraordinary item.........................        4,546        3,286         (796)
Extraordinary item..............................................            -        1,735            -
                                                                   ----------   ----------   ----------
Net income (loss) ..............................................        4,546        5,021         (796)
Effect of preferred stock reclassification......................            -          756            -
Less provision for preferred dividends and discount amortization            -         (407)        (391)
                                                                   ----------   ----------   ----------
Net income (loss) available for common shares...................   $    4,546   $    5,370   $   (1,187)
                                                                   ==========   ==========   ==========

Basic income (loss) per share:
  Income (loss) before extraordinary item.......................   $      .50   $      .62   $     (.24)
  Extraordinary item............................................            -          .30            -
                                                                   ----------   ----------   ----------
  Basic income (loss)...........................................   $      .50   $      .92   $     (.24)
                                                                   ==========   ==========   ==========

Diluted income (loss) per share:
  Income (loss) before extraordinary item.......................   $      .50   $      .62   $     (.24)
  Extraordinary item............................................            -          .29            -
                                                                   ----------   ----------   ----------
  Diluted income (loss).........................................   $      .50   $      .91   $     (.24)
                                                                   ==========   ==========   ==========

See notes to consolidated financial statements.

                   PAMIDA HOLDINGS CORPORATION AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
              (DOLLAR AMOUNTS IN THOUSANDS - EXCEPT PER SHARE DATA)


                               ASSETS                                              January 31,  February 1,
                                                                                      1999         1998
Current assets:                                                                    ----------   ----------
  Cash..........................................................................   $    7,588   $    6,816
  Accounts receivable, less allowance for doubtful accounts of $50 in both years       10,125        8,384
  Merchandise inventories.......................................................      180,063      152,927
  Prepaid expenses..............................................................        3,698        2,838
                                                                                   ----------   ----------
     Total current assets.......................................................      201,474      170,965
Property, buildings and equipment, net..........................................       38,411       40,812
Leased property under capital leases, less accumulated
  amortization of  $18,024 and $15,387, respectively............................       28,254       25,181
Deferred financing costs........................................................        2,301        2,755
Other assets....................................................................       27,775       20,368
                                                                                   ----------   ----------
                                                                                   $  298,215   $  260,081
                                                                                   ==========   ==========

               LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..............................................................   $   53,772   $   47,687
  Loan and security agreement...................................................       66,497       45,194
  Accrued compensation..........................................................        5,405        5,768
  Accrued interest..............................................................        6,614        6,668
  Other accrued expenses........................................................       12,196       13,791
  Income taxes - deferred and current payable...................................       11,740       12,546
  Current maturities of long-term debt..........................................           47           47
  Current obligations under capital leases......................................        1,874        1,843
                                                                                   ----------   ----------
     Total current liabilities..................................................      158,145      133,544
Long-term debt, less current maturities.........................................      140,242      140,289
Obligations under capital leases, less current obligations......................       35,925       32,156
Other long-term liabilities.....................................................       11,442        6,367
Commitments and contingencies (Note O)..........................................            -            -

Stockholders' equity:
  Common stock, $.01 par value; 25,000,000 shares authorized; 6,025,595
    and 5,970,439 shares issued and outstanding.................................           60           60
  Nonvoting common stock, $.01 par value; 4,000,000 shares authorized;
    3,050,473 shares issued and outstanding.....................................           30           30
  Additional paid-in capital....................................................       30,776       30,586
  Accumulated deficit...........................................................      (78,405)     (82,951)
                                                                                   ----------   ----------
     Total stockholders' deficit................................................      (47,539)     (52,275)
                                                                                   ----------   ----------
                                                                                   $  298,215   $  260,081
                                                                                   ==========   ==========
 See notes to consolidated financial statements.

                   PAMIDA HOLDINGS CORPORATION AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                          (DOLLAR AMOUNTS IN THOUSANDS)


                                                                   Nonvoting   Additional
                                                          Common    Common      Paid-in     (Accumulated
                                                           Stock     Stock      Capital        Deficit)
                                                          ------   ---------   ----------   ------------
Balance at January 28, 1996............................     $ 50   $       -   $      968   $    (87,134)

  Net loss.............................................        -           -            -           (796)
  Amortization of discount on 14-1/4%
    junior cumulative preferred........................        -           -            -            (49)
  Accrued dividends for preferred stockholders.........        -           -            -           (342)
                                                          ------   ---------   ----------   ------------
Balance at February 2, 1997............................       50           -          968        (88,321)

  Net income...........................................        -           -            -          5,021
  Amortization of discount on 14-1/4%
    junior cumulative preferred........................        -           -            -            (38)
  Accrued dividends for preferred stockholders.........        -           -            -           (369)
  Reclassification of preferred stock into common stock        3           -        1,811            756
  Payment of notes with common stock...................        7          30       20,236              -
  Gain on payment of notes held by Venture (net of tax)        -           -        7,571              -
                                                          ------   ---------   ----------   ------------

Balance at February 1, 1998............................       60          30       30,586        (82,951)

  Net income...........................................        -           -            -          4,546
  Exercise of stock options............................        -           -          190              -
                                                          ------   ---------   ----------   ------------
Balance at January 31, 1999............................   $   60   $      30   $   30,776   $    (78,405)
                                                          ======   =========   ==========   ============

See notes to consolidated financial statements.

                   PAMIDA HOLDINGS CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (DOLLAR AMOUNTS IN THOUSANDS)

                                                                            Fiscal  Year Ended
                                                                   ------------------------------------
                                                                   January 31,  February 1,  February 2,
                                                                      1999         1998         1997
                                                                   (52 Weeks)   (52 Weeks)   (53 Weeks)
                                                                   ----------   ----------   ----------
Cash flows from operating activities:
  Net income (loss).............................................   $    4,546   $    5,021   $     (796)
    Adjustments to reconcile net income (loss) to net cash         ----------   ----------   ----------
    from operating activities:
      Depreciation and amortization.............................       13,456       12,668       11,773
      Provision for LIFO inventory valuation....................          385          606          874
      Provision (benefit) for deferred income taxes.............       (2,738)      (3,297)       3,305
      Noncash interest expense..................................            -        3,974        4,473
      Gain on disposal of assets................................       (1,032)        (150)         (56)
      Deferred retirement benefits..............................         (129)        (142)        (125)
      Extraordinary item........................................            -       (1,735)           -
      Decrease in store closing reserves........................       (1,967)      (3,457)      (3,726)
      Changes in operating assets and liabilities:
        (Increase) decrease  in merchandise inventories.........      (27,521)       3,957       (7,527)
        Increase in other operating assets......................      ( 3,910)        (957)      (2,057)
        Increase (decrease) in accounts payable.................        6,085       (6,558)      (8,842)
        (Decrease) increase in income taxes payable.............         (294)       3,537       (3,250)
        Increase (decrease) in other operating liabilities......        7,385        8,021       (1,943)
                                                                   ----------   ----------   ----------
      Total adjustments.........................................      (10,280)      16,467       (7,101)
                                                                   ----------   ----------   ----------
      Net cash from operating activities........................       (5,734)      21,488       (7,897)
                                                                   ----------   ----------   ----------
Cash flows from investing activities:
  Capital expenditures..........................................       (8,328)      (6,654)      (4,947)
  Capitalized software costs....................................       (6,435)      (3,848)      (3,680)
  Proceeds from disposal of assets..............................        2,095        1,701          917
  Proceeds from sale-leaseback of store facilities..............        8,475            -            -
  Principal payments received on notes receivable...............           52           18           16
  Assets acquired for sale......................................            -            -         (391)
  Changes in constructed stores to be refinanced through lease
    financing...................................................       (8,720)       1,790       (5,845)
                                                                   ----------   ----------   ----------
      Net cash from investing activities........................      (12,861)      (6,993)     (13,930)
                                                                   ----------   ----------   ----------
Cash flows from financing activities:
  Borrowings (payments) under loan and security agreement, net..       21,303      (11,921)      25,527
  Principal payments on other long-term debt....................          (47)         (75)      (1,335)
  Payments for deferred finance costs...........................         (169)        (225)         (54)
  Principal payments on capital lease obligations...............       (1,910)      (1,781)      (2,636)
  Fees related to payment of debt and reclassification of
    preferred stock.............................................            -         (650)           -
  Proceeds from the exercise of  stock options..................          190            -            -
                                                                   ----------   ----------   ----------
      Net cash from financing activities........................       19,367      (14,652)      21,502
                                                                   ----------   ----------   ----------
  Net increase (decrease) in cash...............................          772         (157)        (325)
  Cash at beginning of year.....................................        6,816        6,973        7,298
                                                                   ----------   ----------   ----------
Cash at end of year.............................................   $    7,588   $    6,816   $    6,973
                                                                   ==========   ==========   ==========

                                       19


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid (received) during the year for:
    Interest....................................................   $   25,278   $   25,834   $   24,804
    Income taxes:
      Payments to taxing authorities............................        1,608          112          386
      Refunds received from taxing authorities..................         (141)      (3,952)        (442)


SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
AND FINANCING ACTIVITIES:
  Capital lease obligations incurred when the Company entered
    into lease agreements for new store facilities and equipment   $    5,710   $        -   $       11
  Amortization of discount on junior cumulative preferred stock
    recorded as a direct charge to accumulated deficit..........            -           38           49
  Payment of interest in kind by increasing the
    principal amount of the notes...............................            -        3,561        4,141
  Provision for dividends payable...............................            -          369          342
  Common stock issued in payment of notes
    and reclassification of preferred stock.....................            -        8,690            -
  Nonvoting common stock issued in payment
    of notes....................................................            -       27,454            -
  Notes paid with, and preferred stock reclassified into,
    common stock................................................            -      (36,144)           -

See notes to consolidated financial statements.

                   PAMIDA HOLDINGS CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (DOLLAR AMOUNTS IN THOUSANDS - EXCEPT PER SHARE DATA)



A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Pamida Holdings Corporation (the "Company") was formed for the sole purpose of acquiring Pamida, Inc. ("Pamida") through a merger in a leveraged buy-out transaction which was consummated on July 29, 1986.

     CONSOLIDATION - The consolidated financial statements include the results of operations, account balances and cash flows of the Company and its wholly-owned subsidiary, Pamida, and of Seaway Importing Company ("Seaway") and Pamida Transportation Company, wholly-owned subsidiaries of Pamida. All material intercompany accounts and transactions have been eliminated in consolidation.

     FISCAL YEAR - All references in these financial statements to fiscal years are to the calendar year in which the fiscal year ends.

     LINE OF BUSINESS - Through Pamida, the Company is engaged in the operation of general merchandise retail stores in a fifteen-state Midwestern, North Central and Rocky Mountain area. Seaway imports primarily seasonal merchandise for sale to Pamida. Pamida Transportation Company operated as a contract carrier for Pamida until July 1995, at which time independent contractors were engaged to provide all transportation needs of the Company. Because of the similarity in nature of the Company's businesses, the Company operates as a single business segment.

     REVENUE RECOGNITION - Pamida operates its stores on a self-service, primarily cash-and-carry basis. Because of the insignificance of sales returns, revenue is recognized at the point-of-sale without allowance for returns.

     CASH FLOW REPORTING - For purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents. There were no temporary investments at January 31, 1999 and February 1, 1998.

     MERCHANDISE INVENTORIES - Substantially all of the Company's inventory is stated at the lower of cost (last-in, first-out) or market.

     PROPERTY, BUILDINGS AND EQUIPMENT - Property, buildings and equipment are stated at cost and depreciated on the straight-line method over the estimated useful lives. Buildings and building improvements are generally depreciated over 8-40 years, while store, distribution center and office equipment, vehicles and aircraft equipment are generally depreciated over 3-10 years. Leasehold improvements are depreciated over the life of the lease or the estimated life of the asset, whichever is shorter.

     LEASED PROPERTY UNDER CAPITAL LEASES - Noncancellable financing leases are capitalized at the estimated fair value of the leasehold interest and are amortized on the straight-line method over the terms of the leases.

     LONG-LIVED ASSETS - When facts and circumstances indicate potential impairment, the Company evaluates the recoverability of asset carrying values, including associated goodwill, using estimates of future cash flows over remaining asset lives. When impairment is indicated, any impairment loss is measured by the excess of carrying values over fair values.

     DEFERRED FINANCING COSTS AND ORIGINAL ISSUE DEBT DISCOUNT - Deferred financing costs are being amortized using the straight-line method over the terms of the issues which approximates the effective interest method. Original issue debt discount is being amortized using the effective interest method over the terms of the issues.

     ADVERTISING COSTS - Advertising costs are expensed as incurred and netted to $11,936, $10,468 and $11,653 for fiscal years 1999, 1998 and 1997, respectively.

     PRE-OPENING EXPENSES - Costs related to opening new stores are expensed as incurred.

     SOFTWARE COSTS - The Company capitalizes internally developed software costs, which then are amortized on a straight-line basis over three to five years.

     STOCK-BASED COMPENSATION - The Company accounts for its stock-based compensation under the provisions of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) which utilizes the intrinsic value method.

     EARNINGS PER SHARE - Basic income per common share is based on the weighted average outstanding common shares during the respective period. Diluted income per share is based on the weighted average outstanding common shares and the effect of all dilutive potential common shares, including stock options.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     FAIR VALUE OF FINANCIAL INSTRUMENTS - The historical cost of financial instruments (cash, accounts receivable, accounts payable and the Company's committed line of credit) as presented in the financial statements approximates their fair value in all instances, except for long-term debt, which is disclosed in Note F.

     RECLASSIFICATIONS - Certain reclassifications have been made to prior years' financial statements to conform to the current year presentation.

B. NET INCOME PER SHARE

     The following table provides a reconciliation between basic and diluted income (loss) per share (income and shares in thousands):


                                     1999                           1998                           1997
                            -------------------------     -------------------------     --------------------------
                                            Per Share                     Per Share                      Per Share
                            Income  Shares   Amount       Income  Shares   Amount         Loss   Shares    Amount
                            ------  ------  ---------     ------  ------  ---------     -------  ------  ---------
Income (loss) before
  extraordinary item ....   $4,546                        $3,286                        $  (796)
Less provision for
  preferred dividends and
  discount amortization .        -                          (407)                          (391)
Effect of preferred stock
  reclassification ......        -                           756                              -
                            ------  ------  ---------     ------  ------  ---------     -------  ------  ---------
Basic income (loss)
  before extraordinary
  item ..................    4,546   9,046  $     .50      3,635   5,843  $     .62      (1,187)  5,005  $    (.24)

Effect of dilutive stock
  options ...............        -      48          -          -      32          -           -       -          -
                            ------  ------  ---------     ------  ------  ---------     -------  ------  ---------
Diluted income (loss)
  before extraordinary
  item ..................   $4,546   9,094  $     .50     $3,635   5,875  $     .62     $(1,187)  5,005  $   (. 24)
                            ======  ======  =========     ======  ======  =========     =======  ======  =========

C. MERCHANDISE INVENTORIES

     Total inventories would have been higher at January 31, 1999 and February 1, 1998 by $7,565 and $7,180, respectively, had the FIFO (first-in, first-out) method been used to determine the cost of all inventories. On a FIFO basis, net income before extraordinary item would have been $4,931, $3,892 and $78 respectively, for fiscal years 1999, 1998, and 1997. During fiscal years 1999, 1998, and 1997, certain inventory quantities were reduced resulting in a liquidation of certain LIFO layers carried at costs which were lower than the cost of current purchases, the effect of which increased net income by $33, $263, and $116, respectively.

D. PROPERTY, BUILDINGS AND EQUIPMENT

     Property, buildings and equipment consists of:

                                                         Jan. 31,      Feb. 1,
                                                           1999         1998
                                                        ---------     ---------
     Land and land improvements....................     $   3,504     $   4,030
     Buildings and building improvements...........        18,807        22,183
     Store, warehouse and office equipment.........        65,349        59,842
     Vehicles and aircraft equipment...............         1,658         1,551
     Leasehold improvements........................        18,186        16,944
                                                        ---------     ---------
                                                          107,504       104,550
     Less accumulated depreciation and amortization        69,093        63,738
                                                        ---------     ---------
                                                        $  38,411     $  40,812
                                                        =========     =========

E.  OTHER ASSETS

      Other assets consist of:
                                                         Jan. 31,      Feb. 1,
                                                           1999         1998
                                                        ---------     ---------
     Constructed stores to be refinanced through
       lease financing                                  $  10,084     $   7,969
     Unamortized software costs, net...............        14,568        10,435
     Other.........................................         3,123         1,964
                                                        ---------     ---------
                                                        $  27,775     $  20,368
                                                        =========     =========

     The Company contracted for the construction of five and eleven stores during the periods ended February 1, 1998 and January 31, 1999, respectively. The construction costs capitalized are recorded as other long-term assets during the period of construction and for the period following completion of construction to the date of sale of such stores through lease financing arrangements. The construction costs for twelve stores remain in Other Assets at January 31, 1999. The cost of construction has been financed through the Company's working capital, including the Company's committed line of credit, and cash flow from operations. In the first half of fiscal 1999, the Company sold and leased back six store properties with net cash proceeds totaling $8,475. Proceeds from the sales were used to reduce outstanding indebtedness under the Company's committed line of credit.

F.  FINANCING AGREEMENTS

     Pamida, Inc.'s (Pamida) committed Loan and Security Agreement (the Agreement) was amended and restated on July 2, 1998 and extended to July 2001. The amendment increased the maximum borrowing limit to $125,000 from $95,000 and reduced interest rate spreads by 75 basis points. The amended $125,000 facility includes a $25,000 supplemental facility primarily intended for real estate development activities.

     Borrowings under the Agreement bear interest at a rate which is tied to the prime rate (as defined) or the London Interbank Offered Rate (LIBOR), generally at Pamida's discretion. Included in the July 2, 1998 amendment to the Agreement were provisions substantially increasing the maximum permitted borrowings available to Pamida. The amounts Pamida is permitted to borrow are determined by a formula based upon the amount of Pamida's eligible inventory from time to time. Such borrowings are secured by security interests in all of the current assets (including inventory) of Pamida and by liens on certain real estate interests and other property of Pamida. The Company and two subsidiaries of Pamida have guaranteed the payment and performance of Pamida's obligations under the Agreement and have pledged some or all of their respective assets, including the stock of Pamida owned by the Company, to secure such guarantees.

     The Agreement contains provisions imposing operating and financial restrictions on the Company. The Agreement requires the achievement of specified minimum amounts of cash flow (as defined). Other restrictions in the Agreement and those provided under the Indenture relating to the Senior Subordinated Notes will affect, among other things, the ability of Pamida to incur additional indebtedness, pay dividends, repay indebtedness prior to its stated maturity, create liens, enter into leases, sell assets or engage in mergers or acquisitions, make capital expenditures and make investments.

     The maximum amount of borrowings under the Agreement during fiscal 1999 and 1998 was $66,469 and $66,461, respectively. The weighted average amounts of borrowings under the Agreement for fiscal 1999 and 1998 were $48,414 and 52,869, respectively; and the weighted average interest rates were 8.9% and 9.8%, respectively.

     Long-term debt consists of:
                                                           Jan. 31,     Feb. 1,
                                                             1999         1998
                                                           --------     --------
     Senior Subordinated Notes, 11.75%, due March 2003 $140,000 $140,000 Industrial development bond 5.5%, due in monthly
       installments through 2005......................          289          336
                                                           --------     --------
                                                            140,289      140,336
     Less current maturities..........................           47           47
                                                           --------     --------
                                                           $140,242     $140,289
                                                           ========     ========

     As of January 31, 1999 and February 1, 1998, the fair value of long-term debt was $134,992 and $144,489, respectively. The fair value of long-term debt was estimated based on quoted market values for the notes. The aggregate maturities of long-term debt in each of the next five fiscal years are $47, $47, $47, $47 and $140,047.

     The Senior Subordinated Notes are unsecured and are subordinate borrowings under the Agreement. Presently, under the most restrictive debt covenants, the Company is not permitted to pay dividends on its common stock.

G. INCOME TAXES

     Components of the income tax provision (benefit) from continuing operations are as follows:

                                                            Year Ended
                                                   ---------------------------
                                                   Jan. 31,  Feb. 1,   Feb. 2,
                                                     1999     1998      1997
Current:                                           -------   -------   -------
  Federal......................................    $   (12)  $   491   $(3,155)
  State........................................        161       311      (150)
                                                   -------   -------   -------
                                                       149       802    (3,305)
                                                   -------   -------   -------
Deferred:
  Federal......................................      2,409    (1,616)    3,189
  State........................................        329      (330)      116
Utilization of tax benefit carryforward........          -     2,718         -
Change in beginning of year valuation allowance          -    (1,574)        -
                                                   -------   -------   -------
                                                     2,738      (802)    3,305
                                                   -------   -------   -------
Total provision from continuing operations.....    $ 2,887   $     -   $     -
                                                   =======   =======   =======

     The differences between the U.S. Federal statutory tax rate and the Company's effective tax rate are as follows:

                                                           Year Ended
                                                   ---------------------------
                                                   Jan. 31,  Feb.1,    Feb. 2,
                                                    1999      1998      1997
                                                   -------   -------   -------
Statutory rate.................................       34.0%     34.0%    (34.0)%
State income tax effect........................        4.4       4.6      (2.8)
Valuation allowance............................          -     (40.9)     25.1
Accretion of discount on junior
  subordinated debt............................          -       1.3       6.8
Other..........................................         .4       1.0       4.9
                                                   -------   -------   -------
                                                      38.8%        -         -
                                                   =======   =======   =======

     In fiscal 1998, income tax expense allocated to the extraordinary item was $379 and income tax expense charged directly to stockholders' equity was $1,821. These amounts are net of a change in the beginning of year valuation allowance of $2,495.

     Significant temporary differences between reported and taxable income that give rise to deferred tax assets and liabilities were as follows:

                                                   Jan. 31,  Feb. 1,
                                                    1999      1998
                                                   -------   -------
Net current deferred tax liabilities:
   Inventories.................................    $14,155   $13,910
   Prepaid insurance...........................        240       172
   Other.......................................        790       423
   Post employment health costs................        (85)     (135)
   Accrued expenses............................     (3,034)   (2,192)
   Store closing costs.........................       (623)   (1,246)
                                                   -------   -------
       Net current deferred tax liabilities....     11,443    10,932
                                                   -------   -------
Net long-term deferred tax liabilities:
   Property, buildings and equipment...........      1,957     2,096
   Other.......................................      3,680     1,836
   Capital leases..............................     (3,655)   (3,377)
   Tax benefit carryforward....................          -      (800)
                                                   -------   -------
Net long-term deferred tax (asset) liabilities       1,982      (245)
                                                   -------   -------
Net total deferred tax liabilities.............    $13,425   $10,687
                                                   =======   =======

     Net long-term deferred tax (asset) liabilities are classified with other assets or other long-term liabilities in the consolidated balance sheets of the Company.

H.    LEASES

     The majority of store facilities are leased under noncancelable leases. Substantially all of the store leases are net leases which require the payment of property taxes, insurance and maintenance costs in addition to rental payments. Certain leases provide for additional rentals based on a percentage of sales and have renewal options for one or more periods totaling from one to twenty years.

     At January 31, 1999 the future minimum lease payments under all capital and operating leases with rental terms of more than one year amounted to:

     Fiscal Year Ending                            Capital   Operating
                                                    Leases     Leases
                                                   --------   --------
     2000.......................................   $  6,100   $ 11,207
     2001.......................................      6,010      9,635
     2002.......................................      5,925      8,602
     2003.......................................      5,913      7,566
     2004.......................................      5,915      6,880
     Later years................................     43,994     64,292
                                                   --------   --------
     Total minimum obligations..................     73,857   $108,182
                                                              ========
     Less amount representing interest..........     36,058
                                                   --------
     Present value of net minimum lease payments     37,799
     Less current portion.......................      1,874
                                                   --------
     Long-term obligations......................   $ 35,925
                                                   ========

     The minimum rentals under operating leases have not been reduced by minimum sublease rental income of $89 due in the future under noncancelable subleases of stores.

     Total rental expense related to all operating leases (including those with terms less than one year) is as follows:

                                                           Year Ended
                                                   ---------------------------
                                                   Jan. 31,  Feb. 1,   Feb. 2,
                                                    1999      1998      1997
                                                   -------   -------   -------
     Minimum rentals...........................    $13,086   $11,669   $10,938
     Contingent rentals........................        292       272       258
     Less sublease rental income...............       (532)     (705)     (735)
                                                   -------   -------   -------
                                                   $12,846   $11,236   $10,461
                                                   =======   =======   =======

I.     OTHER INCOME

     The following non-recurring other income items reduced selling, general and administrative costs during the:

                                                            Year Ended
                                                   ---------------------------
                                                   Jan. 31,  Feb. 1,   Feb. 2,
                                                    1999      1998      1997
                                                   -------   -------   -------
     Legal settlements.........................    $ 1,333   $     -   $   207
     Gain on sale of closed store properties...        999         -         -
     Gain on sale of idle assets...............          -       103         -
     Reduction of store closing reserve........        535         -         -
                                                   -------   -------   -------
                                                   $ 2,867   $   103   $   207
                                                   =======   =======   =======

J.  EMPLOYEE SAVINGS AND OTHER POSTEMPLOYMENT BENEFIT PLANS

     Pamida has adopted a 401(k) savings plan that covers all employees who are 21 years of age with one or more years of service. Participants can contribute from 1% to 15% of their pre-tax compensation. Pamida has currently elected to match 50% of the participant's contribution up to 5% of compensation. Pamida's savings plan contribution expenses for fiscal years 1999, 1998, and 1997 were $792, $765, and $770, respectively.

     Prior to December 1993, the Company had agreed to continue to provide health insurance coverage and pay a portion of the health insurance premiums until age 65 for individuals who retire if the individual was eligible to participate in the plan, had attained age 55, had completed ten or more consecutive years of service and elected to continue on the Company plan. The plan is unfunded, and the Company had the right to modify or terminate these benefits. In December 1993, the Company amended the Plan to no longer offer postretirement health benefits for employees retiring after February 1, 1994. The accumulated postretirement benefit obligation as of January 31, 1999 and February 1, 1998 and the components of periodic expense for postretirement benefits in fiscal 1999, 1998 and 1997 were insignificant.

   K. STOCK OPTIONS

     On November 24, 1992, the Board of Directors of the Company adopted the Pamida Holdings Corporation 1992 Stock Option Plan (the "1992 Plan"), which was approved by the Company's stockholders in May 1993. On March 5, 1998, the Board of Directors of the Company adopted the Pamida Holdings Corporation 1998 Stock Incentive Plan (the "1998 Plan") which was approved by the Company's stockholders in May 1998. The 1992 Plan and the 1998 Plan are administered by a Committee of the Board of Directors and provide for the granting of options to key employees of the Company and its subsidiaries to purchase up to an aggregate of 350,000 and 500,000 shares of Common Stock of the Company under the 1992 Plan and the 1998 Plan, respectively. The 1998 Plan also permits the granting of other types of awards in the form of Common Stock of the Company; none have been granted. Options granted under the 1992 Plan and the 1998 Plan may be either incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, or non-qualified options.

     Options granted under the 1992 Plan and the 1998 Plan will be exercisable during the period fixed by the Committee for each option at the time of its grant; however, in general, no option will be exercisable earlier than one year after the date of its grant, and no incentive stock option will be exercisable more than ten years after the date of its grant. The option exercise price must be at least 100% of the fair market value of the Common Stock on the date of the option grant. No compensation expense related to stock options was recorded during fiscal 1999, 1998 or 1997.

     A summary of the Company's stock-based compensation activity related to stock options for the last three fiscal years is as follows:

                                    JAN. 31, 1999         FEB. 1, 1998         FEB. 2, 1997
                                  ------------------   ------------------   ------------------
                                            Weighted             Weighted             Weighted
                                            Average              Average              Average
                                            Exercise             Exercise             Exercise
                                  Number     Price     Number     Price     Number     Price
                                  -------   --------   -------   --------   -------   --------
Outstanding - beginning of year   322,433   $   4.19   302,816   $   4.39   296,546   $   5.05

Granted                           190,200       6.18    40,700       3.06    86,800       2.37

Expired/terminated                  2,100       2.94    21,083       4.93    80,530       4.66

Exercised                          55,156       3.45         -          -         -          -
                                  -------   --------   -------   --------   -------   --------
Outstanding - end of year         455,377   $   5.11   322,433   $   4.19   302,816   $   4.39
                                  =======   ========   =======   ========   =======   ========

     Options covering 154,337, 161,093 and 123,616 shares were exercisable at January 31, 1999, February 1, 1998 and February 2, 1997, respectively.

     The following table summarizes information about stock options outstanding as of January 31, 1999:

              Options Outstanding                          Options Exercisable
------------------------------------------------------    ----------------------
                                 Weighted
                                  Average     Weighted                  Weighted
                                 Remaining    Average                   Average
    Range of        Number      Contractual   Exercise      Number      Exercise
Exercise Prices   Outstanding      Life        Price      Exercisable    Price
---------------   -----------   -----------   --------    -----------   --------
  $1.94 - $2.78        68,240     7.5 Years   $   2.34         22,760   $   2.32
   3.06                37,137     8.1 Years       3.06           6,97       3.06
   3.63 -  5.75       144,400     5.6 Years       5.02        101,800       4.91
   6.31 -  7.19       205,600     8.9 Years       6.47         22,800       7.19
---------------   -----------   -----------   --------    -----------   --------
  $1.94 - $7.19       455,377     7.8 Years   $   5.11        154,337   $   4.78
===============   ===========   ===========   ========    ===========   ========

     If compensation cost for the Company's Plan had been determined based on the fair value at the grant dates of awards under the Plan consistent with the method of SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net income (loss) and net income (loss) per share would have been reduced to the pro forma amounts indicated below:

                                             Jan. 31,    Feb. 1,     Feb. 2,
                                              1999        1998        1997
                                             -------     -------     -------
Net income (loss)              As reported   $ 4,546     $ 5,370     $(1,187)
                               Pro forma       4,402       5,326      (1,235)

Basic net income (loss)
  per share                    As reported       .50         .92        (.24)
                               Pro forma         .49         .91        (.25)

Diluted  net income (loss)
  per share                    As reported       .50         .91        (.24)
                               Pro forma         .48         .91        (.25)

     The weighted average fair value of options granted during the year was $2.07, $1.43 and $0.70 per option for fiscal 1999, 1998 and 1997, respectively. The fair value of options granted under the Plan was estimated at the date of grant using a binomial option pricing model with the following assumptions:

                                             Jan. 31,    Feb. 1,     Feb. 2,
                                              1999        1998        1997
                                             -------     -------     -------
Risk-free interest rate                        5.2 %       6.5 %       6.0 %
Dividend yield                                   -           -           -
Expected volatility                            8.3 %       8.4 %       8.1 %
Expected life (years)                          7.5 years   6.0 years   6.6 years


L. EXCHANGE  OF  DEBT  AND   PREFERRED   STOCK  FOR  COMMON  STOCK  AND  RELATED
   EXTRAORDINARY ITEM

     On November 14, 1997, the stockholders of the Company approved various proposals necessary to effect the payment of all of the Company's outstanding Senior Promissory Notes, Subordinated Promissory Notes and Junior Subordinated Promissory Notes (collectively, the "Notes") with common stock and to change and reclassify all of the Company's outstanding preferred stock into common stock.

     In connection with these transactions, which became effective on November 18, 1997, the Company issued 965,497 shares of Common Stock and 3,050,473 shares of Nonvoting Common Stock. The Nonvoting Common Stock was issued only to 399 Venture Partners, Inc. ("Venture"), an affiliate of Citigroup Inc., and is convertible into Common Stock on a share-for-share basis upon certain conditions. Common Stock was issued to all other holders of Notes and to all holders of Preferred Stock.

     The aggregate redemption value of the Preferred Stock at the effective date of the transactions was $2,968, comprised of $1,000 per share stated liquidation value plus accrued dividends. The aggregate principal amount and accrued interest on the Notes at the effective date of the transactions was $33,175. Based upon a value of $9 per share for purposes of the transactions, (i) 329,815 shares of Common Stock were issued to the holders of Preferred Stock resulting in a net gain to the Company of $756, credited directly to accumulated deficit,
(ii) 635,682 shares of Common Stock were issued to Note holders other than Venture resulting in a net gain to the Company of $1,735, reflected as an extraordinary item in the consolidated statement of operations, and (iii) 3,050,473 shares of Nonvoting Common Stock were issued to Venture resulting in a net gain to the Company of $7,571, credited directly to paid-in capital. These net gains represent the excess of the value of the Common Stock for purposes of the transactions over the value of the stock as determined by the closing market price of the Common Stock as of the transaction date, net of applicable transaction costs, unamortized discounts, and income taxes.

M.  CAPITAL STOCK

     As described in Note L, the Company issued an additional 965,497 shares of Common Stock and 3,050,473 shares of Nonvoting Common Stock during fiscal 1998. During fiscal 1999, 55,156 shares of Common Stock were issued upon the exercise of stock options. The Company had 6,025,595 shares of Common Stock and 3,050,473 shares of Nonvoting Common Stock outstanding at January 31, 1999. The Nonvoting Common Stock is held entirely by 399 Venture Partners, Inc. which is also the Company's largest holder of Common Stock. The Nonvoting Common Stock is convertible into Common Stock on a share-for-share basis upon certain conditions. The Company had 5,970,439 shares of Common Stock and 3,050,473 shares of Nonvoting Common Stock outstanding at February 1, 1998.

N.     PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION

     Note L describes the change and reclassification of all preferred stock into common stock of the Company, effective November 18, 1997. Prior to the reclassification, the Company was obligated to redeem all outstanding shares of senior cumulative and junior cumulative preferred stock on December 31, 2001, at a price not to exceed the liquidation value which was $1,000 per share plus any accrued dividends. Subject to certain loan restrictions, the Company could, at any time, have redeemed all or any portion of the preferred stock outstanding at a price of $1,000 per share plus any accrued dividends.

     Each share of senior cumulative and junior cumulative preferred stock entitled its holder to receive a quarterly dividend of 16.25% and 14.25% per annum, respectively, of the liquidation value from the date of issuance until redeemed. Both series of preferred stock were nonvoting, and any unpaid dividends were added to the liquidation value until paid.

     Because of the accumulated deficit which resulted primarily from the store closings and the write-off of goodwill and other long-lived assets recognized in the fourth quarter of fiscal 1996, applicable corporate law did not permit the Company or Pamida to declare or pay any cash dividends on any stock in fiscal 1998 or 1997. A provision for preferred stock dividends was recorded in the fiscal 1998 and 1997 financial statements. As a result of the reclassification of the preferred stock into common stock, the Company's obligation for further preferred stock dividend payments or accruals has been eliminated.

     The difference between the fair value of the junior cumulative preferred stock at issuance and the mandatory redemption value was recorded through periodic accretions, using the effective interest method with a related charge to retained earnings.

O.  COMMITMENTS AND CONTINGENCIES

     Pamida has employment agreements with three key executive officers which expire in 2000 and 2001. In addition to a base salary, the agreements provide for a bonus to be paid if certain Company performance goals are achieved. Also, in March 1997, the Board of Directors approved a long-term incentive compensation program in order to enhance retention of certain key members of management. Payout under such program is tied to continued employment and future Company common stock price appreciation.

     On January 31, 1999, the Company had standby letters of credit outstanding totaling $4,879 related to the Company's self-insured retention of workers' compensation and general liabilities as well as future rental payments on a distribution center. Additional letters of credit outstanding totaling $4,057 were committed for purchases of merchandise inventory.

P.  STORE CLOSING RESERVES

     During fiscal 1996, the Company recognized a $21,397 charge reflecting management's best estimate of total costs to close forty unprofitable or competitive market stores which did not fit the Company's niche market strategy. Remaining expected future charges are recorded in the store closing reserve. The amounts the Company will ultimately realize from the disposal of assets or pay on the resolution of liabilities may differ from the estimated amounts established in the 1996 store closing reserve.

     The 1996 store closing reserve balance as of January 28, 1996 included amounts related to real estate, inventory, severance, professional fees and other costs of closing the forty stores. The liquidation of the closed stores' inventory was completed in the second quarter of fiscal 1997. As of January 31, 1999, all known ancillary costs of the store closings have been paid except those related to the remaining real estate. During fiscal 1997, 1998 and 1999 the Company negotiated settlements on twenty-seven closed store properties which had been leased, three of which have been subleased, and sold eight closed store properties which had been owned. As of January 31, 1999, the Company remains liable for lease obligations on five closed store properties. The Company anticipates that final disposition of the remaining obligations will be accomplished in fiscal 2000 and 2001.

     The 1996 store closing reserve activity and amounts included in the balance sheets are as follows:

                                           1996 Store Closing Reserves
                                  ----------------------------------------------
                                  Amount included     Amount included
                                  in other accrued     in other long-
                                      expenses        term liabilities    Total
                                  ----------------   -----------------   -------
Balance at January 28, 1996       $          7,818   $           2,619   $10,437
Payments applied to reserve                  3,297                 429     3,726
                                  ----------------   -----------------   -------
Balance at February 2, 1997                  4,521               2,190     6,711
Payments applied to reserve                  2,957                 500     3,457
                                  ----------------   -----------------   -------
Balance at February 1, 1998                  1,564               1,690     3,254
Payments applied to reserve                    477                 955     1,432
Reduction in the required reserve                -                 535       535
                                  ----------------   -----------------   -------
Balance at January 31, 1999       $          1,087   $             200   $ 1,287
                                  ================   =================   =======

Q.   QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of the quarterly results of operations for the years ended January 31, 1999 and February 1, 1998:

                                 May 3,       August 2,    November 1,   January 31,
FISCAL 1999                       1998          1998          1998           1999         Year
-----------                    -----------   -----------   -----------   -----------   -----------
Sales.......................   $   144,532   $   170,169   $   157,585   $   200,108   $   672,394
Gross profit................        34,360        43,308        37,306        52,594       167,568
Net (loss) income...........        (2,301)        1,483           535         4,829         4,546

Basic and diluted (loss)
  income per share .........   $      (.26)   $      .16   $       .06   $       .53   $       .50
                               ===========   ===========   ===========   ===========   ===========

                                 May 4,       August 3,    November 2,   February 1,
FISCAL 1998                       1997          1997          1997          1998           Year
-----------                    -----------   -----------   -----------   -----------   -----------
Sales.......................   $   144,564   $   163,217   $   158,749   $   190,487   $   657,017
Gross profit................        33,268        41,502        37,854        49,311       161,935

(Loss) income before
  extraordinary item........        (5,459)          563           340         7,842         3,286

Extraordinary item..........             -             -             -         1,735         1,735

Net (loss) income                   (5,459)          563           340         9,577         5,021
Effect of preferred stock
  reclassification..........             -             -             -           756           756
Less provision for preferred
  dividends and discount
  amortization..............          (105)         (165)         (137)            -          (407)
                               -----------   -----------   -----------   -----------   -----------
Net (loss) income available
  for common shares.........   $    (5,564)  $       398   $       203   $    10,333   $     5,370
                               ===========   ===========   ===========   ===========   ===========

Basic (loss) income per share:
(Loss) income before
  extraordinary item........   $     (1.11)  $       .08   $       .04   $      1.03   $       .62
Extraordinary item..........             -             -             -           .21           .30
                               -----------   -----------   -----------   -----------   -----------
Basic (loss) income.........   $     (1.11)  $       .08   $       .04   $      1.24   $       .92
                               ===========   ===========   ===========   ===========   ===========

Diluted (loss) income per share:
(Loss) income before
  extraordinary item........   $     (1.11)  $       .08   $       .04   $      1.02   $       .62
Extraordinary item..........             -             -             -           .21           .29
                               -----------   -----------   -----------   -----------   -----------
Diluted (loss) income.......   $     (1.11)  $       .08   $       .04   $      1.23   $       .91
                               ===========   ===========   ===========   ===========   ===========

     FORWARD-LOOKING STATEMENTS

     This annual report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "1995 Act"). Such statements are made in good faith by the Company pursuant to the safe-harbor provisions of the 1995 Act. In connection with these safe-harbor provisions, this annual report contains certain forward-looking statements which reflect management's current views and estimates of future economic circumstances, industry conditions, Company performance and financial results. The statements are based on many assumptions and factors including sales results, expense levels, competition and interest rates as well as other risks and uncertainties inherent in the Company's business, capital structure and the retail industry in general. Any changes in these factors could result in significantly different results. The Company further cautions that the forward-looking information contained herein is not exhaustive or exclusive. The Company does not undertake to update any forward-looking statements which may be made from time to time by or on behalf of the Company.

                   Pamida Holdings Corporation And Subsidiary
                 Directors, Management and Corporate Information



DIRECTORS

L. David Callaway, III                  M. Saleem Muqaddam
Chairman and Chief Executive Officer,   Vice President,
Express Messenger Systems, Inc. (2)     Citicorp Venture
                                        Capital, Ltd. (1)

Stuyvesant P. Comfort                   Peter J. Sodini
Executive,                              President and Chief Executive
Alchemy Partners, London (1) (2)        Officer, The Pantry, Inc. (1)(2)

Steven S. Fishman                       Frank A. Washburn
Chairman,                               Executive Vice President,
Chief Executive Officer,                Chief Operating Officer,
and President                           and Secretary

                                        (1) Member of Compensation and Stock
                                            Option Committees
                                        (2) Member of Audit Committee

MANAGEMENT

Steven S. Fishman                       Robert C. Hafner
Chairman, Chief Executive Officer       Senior Vice President, Marketing and
and President*                          Business Development - Pamida, Inc.

Frank A. Washburn                       Don G. Hendricksen
Executive Vice President,               Senior Vice President, Merchandising,
Chief Operating Officer                 Administration and Field
and Secretary*                          Operations - Pamida, Inc.

George R. Mihalko                       Kathy Hurley
Senior Vice President, General          Senior Vice President,
Chief Financial Officer, Treasurer      Merchandise Manager,
and Assistant Secretary*                Softlines - Pamida, Inc.

                                        Paul L. Knutson
                                        Senior Vice President,
                                        Human Resources - Pamida, Inc.

                                        Stephen D. Robinson
                                        Senior Vice President, General
                                        Merchandise Manager,
                                        Hardlines - Pamida, Inc.

                                        Kurt Streitz
                                        Senior Vice President,
                                        Chief Information Officer - Pamida,Inc.

* Executive Officers

CORPORATE INFORMATION

CORPORATE OFFICES
8800 "F" Street
Omaha, Nebraska 68127-1574

Investor Relations:    (402) 339-2400
Internet Address:www.pamida.com


FORM 10-K
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K may be obtained by writing to Pamida Holdings Corporation, Attn:
Investor Relations, P.O. Box 3856, Omaha, Nebraska 68103-0856. Form 10-K as well as other financial information is also available on Pamida's web site at www.pamida.com.

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Omaha, NE

ANNUAL MEETING
The Annual Meeting of Stockholders will be held on Thursday, May 20, 1999, at 8:30 a.m. at the offices of the Corporation, 8800 "F" Street, Omaha, Nebraska 68127-1574.


MARKET PRICE OF COMMON STOCK
The Common Stock of Pamida Holdings Corporation is listed and traded on the American Stock Exchange under the "PAM" ticker symbol. The high and low selling prices for the Common Stock on the American Stock Exchange for fiscal 1999 and fiscal 1998 were as follows:


                                                       High     Low
                                                      ------   -----
                         FISCAL 1999:
                           4th Quarter.............   4 9/16   3
                           3rd Quarter.............   7        3 1/4
                           2nd Quarter.............   7 3/4    5 7/8
                           1st Quarter.............   6 1/4    4 5/8


                         FISCAL 1998:
                           4th Quarter.............   6 1/8    4 1/4
                           3rd Quarter.............   6 7/16   4 1/8
                           2nd Quarter.............   4 1/8    2 3/4
                           1st Quarter.............   3 1/2    2

     As of March 22, 1999, there were 256 record holders of the Company's Common Stock.


STOCK TRANSFER AGENT
American Stock Transfer & Trust Company
New York, New York

                  [Picture of "Pamida Hometown Values" logo.]

                                 8800 "F" Street
                             Omaha, Nebraska, 68127
                        Internet address: www. pamida.com